UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2023

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152, 333-217856 and 333-268336). Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release

Credit Suisse Group AG publishes results of the 2023 Annual General Meeting

Zurich, April 4, 2023 – The shareholders of Credit Suisse Group AG (Credit Suisse) today voted on the proposals of the Board of Directors (Board) at the Annual General Meeting of Shareholders (AGM) in Zurich. Axel P. Lehmann was re-elected as Chairman of the Board for a further term until the closing of the planned merger with UBS Group AG (UBS). Five members of the Board did not stand for re-election. All other Board members were re-elected for a further term until the closing of the planned merger with UBS.

Election of the members of the Board and the Compensation Committee
With a majority of 55.67% of the votes represented, shareholders re-elected Axel P. Lehmann as Chairman of the Board for a further term until the closing of the planned merger with UBS. Following his re-election to the Board, Christian Gellerstad was appointed as Vice-Chair and Lead Independent Director.

The following Board members did not stand for re-election at the 2023 AGM:
◾	Shan Li
◾	Seraina Macia
◾	Blythe Masters
◾	Richard Meddings
◾	Ana Paula Pessoa

Iris Bohnet, Christian Gellerstad and Amanda Norton were re-elected as members of the Compensation Committee.

The composition of the Board can be found at: https://www.credit-suisse.com/about-us/en/our-company/our-management/board-of-directors.html.

Further voting results
◾
Shareholders approved the 2022 management report, the 2022 parent company financial statements and the 2022 Credit Suisse consolidated financial statements by 61.41% of the shareholder votes represented.

◾	Shareholders approved the proposal on appropriation of retained earnings by 79.81% of the shareholder votes represented.
◾
Shareholders approved the proposed maximum aggregate compensation of the Board for the period of one term by 50.42% of the shareholder votes represented. The compensation amount will be pro-rated from the date of the AGM 2023 until the date of the closing of the planned merger with UBS.

◾
Shareholders rejected the proposed maximum aggregate compensation of the Executive Board for the period of one term by 48.43% of the shareholder votes represented. The Board will assess this result and will determine potential further measures.

◾	Shareholders accepted the 2022 Compensation Report in a consultative vote, with 50.06% of the shareholder votes represented.
◾
Shareholders accepted Credit Suisse’s climate strategy as outlined in the Strategy chapter of the 2022 Task Force on Climate-related Financial Disclosures Report in a consultative vote, with 53.07% of the shareholder votes represented.

◾	Some of the proposed amendments to the Articles of Association were not adopted due to a lack of the required quorum.

The detailed voting results of the 2023 AGM as well as the speeches of Axel P. Lehmann, Chairman of the Board, and Ulrich Körner, Chief Executive Officer, are available online at: www.credit-suisse.com/agm.

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Media release

Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. The bank’s strategy is built on its leading Wealth Management and Swiss Bank franchises, with strong Asset Management as well as Markets capabilities. Credit Suisse seeks to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The bank employs more than 50,000 people. The registered shares (CSGN) of Credit Suisse Group AG are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
◾	our statements as to the proposed transaction between Credit Suisse and UBS;
◾	our plans, targets or goals;
◾	our future economic performance or prospects;
◾	the potential effect on our future performance of certain contingencies; and
◾	assumptions underlying any such statements.

Words such as “may,” “could,” “achieves,” “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. Additionally, many of these factors are beyond our control.

These factors include, but are not limited to:
◾	the consummation of the proposed transaction between Credit Suisse and UBS, and the timing and implementation thereof;
◾	the ability to maintain sufficient liquidity and access capital markets;
◾	market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
◾
the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;

◾	the impact of media reports and social media speculation about our business and its performance;
◾	the extent of outflows of deposits and assets or future net new asset generation across our divisions;
◾	our ability to improve our risk management procedures and policies and hedging strategies;
◾
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2023 and beyond;

◾
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

◾
potential risks and uncertainties relating to the severity of impacts from the COVID-19 pandemic, including potential material adverse effects on our business, financial condition and results of operations;

◾	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
◾	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
◾
the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;

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Media release

◾	our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
◾	our ability to successfully implement the divestment of any non-core business;
◾	the future level of any impairments and write-downs resulting from strategy changes and their implementation;
◾	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
◾	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
◾	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
◾
geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;

◾	political, social and environmental developments, including climate change and evolving ESG-related disclosure standards;
◾	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
◾	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
◾	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
◾	operational factors such as systems failure, human error, or the failure to implement procedures properly;
◾
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

◾	the adverse resolution of litigation, regulatory proceedings and other contingencies;
◾
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

◾	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
◾	the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
◾	the potential effects of changes in our legal entity structure;
◾	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
◾	the ability to retain and recruit qualified personnel;
◾	the ability to protect our reputation and promote our brand;
◾	the ability to increase market share and control expenses;
◾	technological changes instituted by us, our counterparties or competitors;
◾	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
◾	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
◾	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2022.

Important Information
This announcement does not constitute an offer of securities for sale, or a solicitation of an offer to purchase or subscribe for, any securities in the United States and does not constitute an offer or invitation to subscribe for or purchase any securities in any country or in any other jurisdiction where to do so might constitute a violation of the local securities laws or regulations of such jurisdiction.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

The English language version of this document is the controlling version.
Copyright © 2023 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: April 4, 2023		Vice President